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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Inet Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45662V-105

(CUSIP Number)

Year Ended December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45662V-105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elie S. Akilian

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 8,115,483 6. Shared Voting Power -0- 7. Sole Dispositive Power 8,115,483 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,115,483

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer

Inet Technologies, Inc.

(b) Address of Issuer’s Principal Executive Offices

1500 North Greenville, Richardson, Texas 75081

Item 2.

(a) Name of Person Filing

Elie S. Akilian

(b) Address of Principal Business Offices or, if none, Residence

1500 North Greenville, Richardson, Texas 75081

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

45662V-105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 8,115,483

(b) Percent of Class: 20.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 8,115,483

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 8,115,483

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 10, 2004
Date

/s/ Elie S. Akilian
Signature

Elie S. Akilian
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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